January 4, 2010

Via Regular Mail and Facsimile (703) 813-6968

Terence O'Brien
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:	nCoat, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 333-121660

Dear Mr. O'Brien,

We are in receipt of your December 18, 2009 letter to nCoat, Inc. (the "Company") referencing the file number listed above regarding our year end 10-K for December 31, 2008 and all subsequent 10-Q filings.  Following is our response to your comments.

We acknowledge that our December 31, 2008 10-K and all subsequent 10-Q filings have been submitted without audited or reviewed financial statements, as applicable.  While all copies of 10-Q and 10-K filings have been clearly marked in multiple places as unaudited or not reviewed, we understand these do not meet compliance requirements.

Due to rapidly changing economic conditions in automotive, aerospace and oil and gas markets which comprise the vast majority of our customer base, our company experienced significant revenue reductions beginning in fourth quarter 2008 and continuing throughout 2009, significantly reducing cash flow.  As a result, we did not have the capital to pay our auditors for audit or review of our financial statements.

Currently, we are completing a significant capital raise sufficient to pay all audit and review fees in arrears for previous work and for the periodic reports described above.  We expect to complete the capital raise in the first quarter.  The use of proceeds for the capital raise contains a line item for payment of audit fees.  We expect to pay the auditors following completion of the capital raise and complete audits and reviews of the periodic reports by March 31, 2010.

Pursuant to the request contained in your letter, the Company acknowledges that:

7237 Pace Drive, P.O. Box 38, Whitsett, NC 27377, T-800-668-5455, F-800-491-304, www.ncoat.com

●	the Company is responsible for the adequacy and accuracy of its filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

●	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact me.

Regards,

Paul S Clayson
Chief Executive Officer
nCoat, Inc.
(336) 447-2000
pclayson@ncoat.com

cc:	Melissa N. Rocha, CPA
Division of Corporation Finance
Via Fax: (703) 813-6968

7237 Pace Drive, P.O. Box 38, Whitsett, NC 27377, T-800-668-5455, F-800-491-304, www.ncoat.com